UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For December, 2006

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

D&S and FASA enter into strategic alliance for the operation of Farmalider and promotion of the PRESTO card

– FASA will operate Farmalider stores and will accept and promote use of the PRESTO card as means of payment in all of its pharmacy stores throughout Chile.

Santiago, December 15, 2006-. D&S, Chile’s largest supermarket chain, and Farmacias Ahumada S.A. (FASA), the largest pharmacy chain in Latinamerica, entered into a strategic alliance by which Farmalider stores will be operated by FASA under its own trade name and the PRESTO credit card, owned by D&S, will be used as means of payment in all FASA stores throughout the country.

          The agreement also considers the presence of FASA stores in all LIDER supermarkets and hypermarkets that D&S may open in the future.

          According to D&S’s Chief Executive Officer, Enrique Ostalé, this alliance reflects D&S’s strategy, which is centered on growth and productivity, allowing the Company to strengthen its focus on the food retail, financial services and real estate businesses. “FASA is a specialist in the pharmaceutical business, in the same way that LIDER is specialized in food retail and PRESTO in financial services. When we are 100% focused on our core business, we are able to maximize profitability. This is why we are certain that this strategic alliance will be of great benefit both to the participant companies as well as for consumers, making their lives easier by providing access to a broad, high quality product assortment, all in one place.

FASA will operate the 70 stores Farmalider currently open to customers. According to the terms of this strategic alliance all Farmalider associates should keep their jobs.

          The use of PRESTO, with 1.6 million cardholders in good standing, will be promoted by the pharmacy chain throughout the country.

          Elías Ayub, General Manager of D&S Financial Services pointed out that this alliance will lead to significant increases in the use of the card. “For PRESTO- which shows 34% increase in revenues during the period Janaury-September 2006- having such a  prominent strategic partner demonstrates the sound, sustained growth of this business. Ayub added that this alliance follows the same model implemented by D&S Financial Services for the development of new businesses such as travels, insurance, telecommunications, which consists of entering into agreements with specialists in those business areas while keeping the focus of LIDER and PRESTO on the distribution of products and services.

          D&S executives are pleased with the terms of this alliance and confident that it will be of mutual benefit to both companies. Larrain Vial was the financial consultant on D&S’s side.

For further information please contact:
Miguel Núñez, CFO: mnunez@dyscorp.cl
Loreto Bradford, IRO: lbradford@dys.cl
Phones: 56-2-484-7754 or 484-7757

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: December 15, 2006